Mail Stop 3561
								June 13, 2006

Via Fax & U.S. Mail

Mr. Edward A. Stern
Chief Financial Officer
180 Van Riper Avenue
Elmwood Park, New Jersey 07407

Re:	Kreisler Manufacturing Corporation
	Form 10-KSB for the year ended June 30, 2005
      Filed December 28, 2005
	File No. 000-04036

Dear Mr. Stern:

      We have reviewed your filing and have the following comments.
Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.
Please respond within ten (10) business days.


Amended Form 10-KSB for the year ended June 30, 2005

Management`s Discussion and Analysis, page 1



- Results of Operations, page 2

1. Where changes in results are attributed to more than one
factor,
please revise to quantify the impact of each factor. For example, you state that sales of components used in military engine applications increased $1,753,000 or 29% as compared to fiscal 2004 due to increased production of components used in the F-119 and F135 engine programs and offset the declines in F100 engine component demand. You also describe on page 3 that the increase of $182,000 in selling, general and administrative expenses from fiscal 2004 to fiscal 2005 was due to increases in legal, director and accounting fess as well as higher employee payroll and benefit expenses offset by lower sales commission. However, in each of these examples it is unclear how significant of an impact each factor had on the change in results. In this regard, please revise future filings to quantify each factor for which you disclose as being a reason(s) for the change in results. In addition, please consider the use of tables to present and tabulate the various factors.

- Critical Accounting Policies, page 5

2. We note your disclosure that with regard to environmental remediation, the assumption has been made that no new costs, above those identified in the original fixed price agreement, will be incurred as the project continues. In future filings, please revise your disclosure to identify the specific project which has a fixed price agreement and add reference to the other environmental violations assessed on the Company, such as the one issued by the PVSC in July 2005, for which there is no fixed amount, but an estimated amount which has been accrued by management and may change in the future.

Consolidated Financial Statements

Consolidated Statements of Operations, page 10

3. We note that your presentation of the "average common shares - diluted" on the face of the statements of operations for fiscal 2004 and 2003 includes share amounts that give effect to dilutive potential common shares outstanding for the period. However, since you reported losses in both 2004 and 2003, the average common shares presented on the face of the statement of operations should be the same for both basic and diluted earnings per share, which exclude the additional common shares that would have been outstanding if the dilutive potential common shares had been issued as such shares would have an anti-dilutive effect on earnings per share. Please revise future filings accordingly.



Consolidated Statements of Stockholders` Equity, page 10

4. Please revise your statements of stockholders` equity to reflect the number of shares of common stock involved in the changes to common stock for each of the periods presented. Also, disclose the total number of shares of common stock outstanding as of the balance sheet date for each of the periods presented.

5. We note that in connection with the exercise of options to purchase shares of common stock, you issued 64,000 shares of common stock in exchange for $80,000 during the year ended June 30, 2005, and it appears that you also recorded a tax benefit of $100,424 from the exercise of such stock options. In this regard, please explain to us why it appears that the tax benefit related to the exercise of the stock options is greater than the amount recognized for the exercise of the stock options itself. Please tell us why you believe your accounting treatment for the tax benefit is appropriate and provide us the basis which supports your conclusion.

Notes to the Financial Statements

Note A.  Operations and Summary of Significant Accounting
Policies,
page 12

- Revenue Recognition, page 12

6. We note from your disclosures provided in the business section and
MD&A of the filing that your products are manufactured to the blueprints and specifications of your customers. The timing of revenue recognition for arrangements of this nature can vary significantly depending on the facts and circumstances at the time.
Given your current revenue recognition footnote describes your policy only in generic terms, please describe for us and revise future filings to disclose in greater detail the nature and terms of your revenue arrangements. Your response and revised disclosure(s) should separately describe the various types of contracts entered into by Kreisler. In this regard, we would expect the terms of your contracts with the U.S Government to differ from other third party contractual arrangements. Tell us whether your contracts with the U.S. Government contain clauses which require shipment of your products to pass quality inspection or other similar contingencies prior to acceptance of the shipment. If so, tell us how such contingency clauses affect the timing of revenue recognition.

7. Further, please describe the length of time it takes for Kreisler to manufacture its products in accordance with the blueprints and specifications of your customers and whether your contracts are considered long-term in nature. Tell us how you considered the guidance outlined in SOP No. 81-1, "Accounting for Performance of Construction/Production Contracts" in determining the appropriate accounting method (i.e. percentage of completion or completed contract) for revenue recognition and provide us with your analysis which supports your conclusion. If you do not believe that SOP 81-1 is applicable to your business, please provide us an explanation of your basis. We may have further comment upon receipt of your response.

- Property, Plant and Equipment, page 12

8. We note from your disclosure that you depreciate building improvements on a straight-line basis over the term of the leases. Please note that leasehold improvements should be amortized over the shorter of their economic useful lives or the lease term as defined in paragraph 5(f) of SFAS No. 13. Please tell us if your policy complies with the guidance noted above and if so, revise your notes to the financial statements to clarify your accounting policy accordingly. If your accounting policy differs from the guidance prescribed in SFAS No. 13, please explain why and tell us how your treatment complies with GAAP.

- Reclassification, page 14

9. We note your disclosure that you reclassified certain employee payroll and benefit expenses from cost of goods sold to selling, general and administrative expenses and the reclassification incorporated fiscal year 2005 changes in management positional responsibilities as well as the transition of the duties and responsibilities of the former corporate office to the new facility in New Jersey. Please specifically tell us in clear and concise detail the changes that were made to management responsibilities which resulted in reclassing certain amounts from cost of sales to SG&A for fiscal 2005 and describe for us the nature of the costs that have been reclassified from cost of goods sold to selling, general and administrative. Furthermore, please provide us with a detailed timeline of when these changes to management responsibilities took place and provide us with the reason(s) why management determined such reclassification was not applicable for fiscal 2004 and 2003. We may have further comment upon receipt of your response.

Note F.  Income Taxes, page 17

10. Please explain to us why you believe your net deferred tax assets of $427,800 is more likely than not to be realized in light of your recent history of net operating losses and negative cash flows from operations for fiscal 2004 and 2003. While we recognized that you generated net income and positive operating cash flows for fiscal 2005, we are unclear as to how you conclude that only a partial valuation allowance was required given the negative evidence that also exists.



Note G. Stock Option Plan, page 18

11. We note that the expected volatility factor used to estimate the fair value of stock options changed from 105% in 2001 to 27% in 2004.
Please explain to us why this volatility factor decreased significantly in 2004.

Note J. Commitments and Contingencies, page 20

12. We note that the lease for your manufacturing facilities located in New Jersey is scheduled to expire in September 2006. Please tell us and revise the notes to your financial statements and MD&A in future filings to discuss your plans for your manufacturing facilities upon expiration of the lease. Your response and revise disclosure should discuss whether you intend to extend, renew, renegotiate or terminate the lease and also, disclose the terms of the new arrangement upon the information becoming available.

Note K.  Segment Information, page 22

13. We note you indicate in Note I on page 19 that a substantial portion of your sales are attributed to three industrial customers and the U.S. Government, and that separate disclosures of sales and accounts receivable information from the U.S. Government and the three industrial customers in the aggregate are provided. Please note if revenues from a single external customer amount to 10% or more of your revenue, you are required to disclose not only that fact, but the total amount of revenues from each such customer. Refer to paragraph 39 of SFAS No. 131. Please revise future filings accordingly.

Item 8A. Controls and Procedures

14. We note that you amended your Form 10-KSB for the year ended
June
30, 2005 to reclassify certain employee payroll and benefit expenses on the statement of operations, and to reclassify repayments of obligations under capital leases on the statement of cash flows. We also note that you have concluded that disclosure controls and procedures were effective at the end of the period covered by the Form 10-KSB and you disclose that human performance error, not a process deficiency, resulted in the filing of a Form 10-KSB which contained an error in the statement of cash flows. Please review the definition of disclosure controls and procedures in Rule 13(a)-15e and 15(d)-15e of the Securities and Exchange Act of 1934 and explain to us why management believes that its disclosure controls and procedures were effective at June 30, 2005, and at the time the amended Form 10-KSB was filed, in light of the changes that were made in the amended Form 10-KSB, which directly affect accounting policies and disclosures. Additionally, please tell us the nature of the changes in internal controls, if any, implemented by management to mitigate the human performance error from recurring in the future. We may have further comment upon receipt of your response.

Form 10-QSB for the quarter ended March 31, 2006, December 31,
2005
and September 30, 2005

Item 3. Controls and Procedures

15. Similarly, we note from your Forms 10-QSB for the quarters ended
September 30, 2005, December 31, 2005 and March 31, 2006 you conclude that disclosure controls and procedures were effective, while at the same time you disclose an untimely filed Form 8-K, an omission of a related party transaction, and a reclassification of interest expense from selling, general and administrative to non-operating expense. Please explain to us why you do not believe these oversights or errors affect the effectiveness of your disclosure controls and procedures. Additionally, please tell us the nature and timing of any changes made to your internal controls to remedy these errors. To the extent that internal controls have been changed as a result of the identified errors (i.e., either from the year end amendment or those identified in the quarterly filings), please tell us how management concluded that its disclosure controls and procedures were effective as of the end of that period. We may have further comment upon receipt of your response.

********

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at
(202) 551-3305 if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3816 with any other questions.


Sincerely,



      Joseph A. Foti
Senior Assistant Chief Accountant



Mr. Edward A. Stern
Kreisler Manufacturing Corporation
June 13, 2006
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